SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LANDAIR CORPORATION

(Name of Issuer)

LANDAIR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

514757103

(CUSIP Number of Class of Securities)

Matthew J. Jewell
Landair Corporation
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a Copy to:
Leigh Walton
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation, and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,500	Filing Party:	Scott M. Niswonger
John A. Tweed
Landair Acquisition Corporation
Form or Registration No.: 005-54679	Date Filed:	December 23, 2002

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INTRODUCTION

     This Amendment No. 3 (this “Amendment”) amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed by Landair Corporation, a Tennessee corporation (“Landair”), with the Securities and Exchange Commission (the “SEC”) on January 9, 2003, as amended on January 13, 2003 and January 22, 2003 (the “Schedule 13E-3”). The Schedule 13E-3 and this Amendment relate to the tender offer by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (“Purchasers”), to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), at a purchase price of $13.00 per share, net to the Seller in cash (the “Offer Price”) on the terms and subject to the conditions set forth in the offer to purchase dated December 23, 2002, as amended on January 13, 2003, January 16, 2003, January 17, 2003 and January 21, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). This Amendment is being filed on behalf of Landair. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 13E-3.

ITEMS 1 through 15.

     Items 1 through 15 are hereby amended and supplemented to include the information contained in Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of Landair on January 23, 2003.

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SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDAIR CORPORATION

Dated: January 23, 2003	By:	/s/ Matthew J. Jewell Name: Matthew J. Jewell Title: General Counsel

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